

August 19, 2010

Mr. Sun Hongyi
President
Zhong Wen International Holdings Co., Ltd.
Room 1101.11F Shun Kwong Commercial Building No.8
Des Vouex Road Hong Kong

> **Re: Zhong Wen International Holding Co., Ltd.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed September 6, 2010**
> **File No. 333-167663**

Dear Mr. Hongyi:

We have reviewed your registration statement and have the following comments.

Financial Summary, page 3

1. Please remove the statement that the "summary data is qualified by reference to the financial statements and notes thereto included elsewhere in the Prospectus", as you may not qualify your disclosure in this manner.

OTC Bulletin Board Considerations, page 11

2. We note the disclosure on the cover page of the prospectus that a registered broker-dealer has submitted an application for quotation of your common stock on the OTC Bulletin Board. Please discuss this process in this section and identify the broker-dealer.

Undertakings, page 23

3. Please remove the undertaking in paragraph 4, as it is not applicable to your offering.

Exhibits, page 23

4. We note the statements in your response and in the filing that the sales agency agreement was executed as of June 23, 2010. However, the document you have filed as exhibit 10.1 to the registration statement is identified as a "form of sales

agency agreement" on page 1 of the exhibit. Please file the executed version of the sales agency agreement.

Statement of Income and Comprehensive Income, page F-3

5. We note the net loss incurred for the period. As such, please revise the title of this statement accordingly.

Consent

6. We have read your response to comment 28 in our letter dated July 15, 2010 wherein you indicate that the consent now bears the issue location. We note, however, that Exhibit 23.1 still does not contain the location from which the consent was issued. The only location therein we have noted is the location of the Board of Directors of the registrant. Please revise accordingly.

    You may contact Jenn Do at (202) 551-3743 or, in her absence, Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

                                            Sincerely,

                                            Pamela A. Long
                                            Assistant Director